

INVEST IN **SWINGVISION**

Automated Stats, Highlights & Officiating Using Just Your Phone



Hi <<First Name>>,

It's Swupnil, SwingVision Co-Founder & CEO. I have some exciting news to share!

Since 2019, SwingVision has been on a mission to revolutionize racket sports, empowering players worldwide to elevate their game like never before. We've turned this vision into reality thanks to the incredible support of industry icons like Andy Roddick, Lindsay Davenport, and James Blake.

And now, for the very first time, **we're inviting YOU to join us as investors** in SwingVision 🚀

But here's the catch: we're raising only $1 million and **50% of funds have been reserved** by our early adopters. As a paying subscriber, you can shape the future of ball & racket sports and secure your place in history with a minimum investment of **just $100.**

Click the link below to learn more and join us in changing the game, one swing at a time 🌟


Learn More


Happy Hitting,



Swupnil Sahai
SwingVision CEO

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

    

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